                         DeGolyer and MacNaughton
                             One Energy Square
                           Dallas, Texas  75206






                                    March 7, 1997



Berry Petroleum Company
P.O. Bin X
Taft, CA  93268

Gentlemen:

     In connection with the Annual Report on Form 10-K for the fiscal year ended December 31, 1996, (the Annual Report) of Berry Petroleum Company (the Company), we hereby consent to (i) the use of and reference to our report dated February 12, 1997, entitled "Appraisal Report as of December 31, 1996 on Certain Property Interests owned by Berry Petroleum Company," our report dated February 12, 1996, entitled "Appraisal Report as of December 31, 1995 on Certain properties owned by Berry Petroleum Company," and our report dated February 23, 1995, entitled "Appraisal Report as of December 31, 1994 on Certain Properties owned by Berry Petroleum Company"(collectively referred to as the "Reports"), all three of which pertain to interests of the Company in certain oil and gas properties located in California, Louisiana, Nevada, and Texas, under the caption "Oil and Gas Reserves-Reserve Reports" in items 1 and 2 of the Annual Report, in item 6 of the Annual Report, and under the caption "Supplemental Information About Oil and Gas Producing Activities (Unaudited)" in item 8 of the Annual Report and (ii) the use of and reference to the name DeGolyer and MacNaughton as the independent petroleum engineering firm that prepared the Reports under such items; provided, however, that since the cash-flow calculations in the Annual Report include estimated income taxes not included in the Reports, we are unable to verify the accuracy of the cash flow values in the Annual Report.

                               Very truly yours,



                               DeGOLYER and MacNAUGHTON